M/I HOMES, INC.

3 Easton Oval, Suite 500

Columbus, Ohio 43219

(614) 418-8000

April 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	M/I Homes, Inc. Registration Statement on Form S-4 (File No. 333-236950)

Ladies and Gentlemen:

M/I Homes, Inc., on behalf of itself and the co-registrants listed in the above-referenced Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Monday, April 13, 2020, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please advise Adam L. Miller of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-6250 or by e-mail at almiller@vorys.com.

Very truly yours,

/s/ J. Thomas Mason
J. Thomas Mason
Executive Vice President,
Chief Legal Officer and Secretary